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Exhibit 2.2

                                 EXHIBIT "B"
                              PROMISSORY NOTE

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                              PROMISSORY NOTE

$811,250.00                  November 15, 1996                Las Vegas, Nevada

FOR VALUE RECEIVED, Tru-Tel Communications, LLC ("Buyer") promises to pay to the order of United Payphone Services, Inc. (" "), in lawful money of the United States of America, the sum of EIGHT HUNDRED ELEVEN THOUSAND TWO HUNDRED
FIFTY
AND NO/1OO DOLLARS ($811,250.00), together with interest thereon from the date hereof until maturity at a rate of eight percent (8%) per annum, on the unpaid principal balance, as hereinafter provided.

The principal amount and accrued and unpaid interest on this Promissory Note (the "Note") shall be payable in sixty (60) installments as follows:

            (a) in fifty-nine (59) consecutive monthly installments of FOURTEEN
                THOUSAND AND 00/100 DOLLARS ($14,000.00) each, the first such installment to be due and payable on February 15, 1994, with like successive installments to be due and payable on the fifteenth (15th) day of each succeeding month thereafter until and including December 15, 2001; and thereafter

            (b) a final installment in the amount of all outstanding principal and accrued and unpaid interest shall be due and payable on January 15, 2002.

All monthly payments shall be applied first to accrued and unpaid interest and then to the unpaid principal amount of this Note. Interest will be computed for the actual number of days elapsed at a per them charge based on a three hundred sixty-five (365) day year.

In addition to, and not in limitation of, the foregoing, Buyer further agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys' fees and expenses, incurred by the holder of this Note in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by acceleration or otherwise.

 Upon Buyer's failure to pay all or any installment of the principal amount of and/or interest on the indebtedness evidenced by this Note when due, the holder hereof may at its option declare the whole of the same due and payable.

 Buyer and any endorser or guarantor hereof waive diligence, presentment, protest and demand, and also notice of intent to accelerate and of acceleration, notice of default, notice of protest, demand, dishonor or nonpayment of this Note, and expressly agree that this Note, or any payment hereunder, may be extended from time to time one or more times, for like or difference periods of time, all without in any way affecting the liability of the Buyer and of any endorser or guarantor hereof.

 If any provision of this Note shall be declared invalid, the remainder thereto shall, nevertheless, remain in full force and effect.

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 Buyer may prepay this Note in whole or in part, without penalty or fee.

 This Note shall be governed by and construed in accordance with the laws of the State of Nevada exclusive of the conflict of law provisions thereof.

       EXECUTED, this 15th day of November, 1996.

                                TRU-TEL COMMUNICATIONS, LLC

                                BY:
                                   Quaid Quadri, President & Manager